Exhibit 99.1

Management’s Discussion and Analysis

Table of Contents

1.	Company Performance
2.	Segment Performance
3.	Consolidated Financial Position, Liquidity and Capital Resources
4.	Financial Instruments
5.	Funding Costs
6.	Related Party Transactions
7.	Shareholders’ Equity
8.	Events After the Reporting Period
9.	Accounting Policies and Estimates
10.	Disclosure Controls and Procedures
11.	Risks and Uncertainties

Management’s Discussion and Analysis
“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries, together with its investments in real estate joint arrangements.

This quarterly report to Shareholders, which includes the Management’s Discussion and Analysis (“MD&A”), current as at September 2, 2014 unless otherwise stated, and the unaudited condensed consolidated financial statements for the 13-week period ended August 2, 2014 (“Q2 2014 financial statements”) (together, the “Quarterly Report”), contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

The second quarter (“Q2”) unaudited results for the 52-week period ending January 31, 2015 (“Fiscal 2014” or “2014”) and the 52-week period ended February 1, 2014 (“Fiscal 2013” or “2013”) reflect the 13-week periods ended August 2, 2014 (“Q2 2014”) and August 3, 2013 (“Q2 2013”), respectively. The 2012 fiscal year refers to the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”).

This Quarterly Report should be read in conjunction with the Consolidated Financial Statements, and Notes to the Consolidated Financial Statements for Fiscal 2013. These items are contained in the Company’s 2013 Annual Report, which can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2013 Annual Report has also been filed electronically with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company is also available online at www.sedar.com and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report do not form a part of this document. All references in this Quarterly Report to websites are inactive textual references only.

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) dated March 13, 2014 and the Management Proxy Circular dated March 13, 2014, can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2013 Annual Report, together with the AIF and Management Proxy Circular, have been filed electronically with securities regulators in Canada and the United States and can be accessed on the SEDAR website at www.sedar.com and on the SEC website at www.sec.gov.

The Q2 2014 financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A so that readers may do the same. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA” for additional information.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information
Certain information in the Quarterly Report is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 3 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 4 “Financial Instruments”, Section 8 “Events After the Reporting Period”, Section 9 “Accounting Policies and Estimates” and Section 11 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company’s credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch), (“JPMorgan Chase”); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; the Company’s reliance on third parties in outsourcing arrangements; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangements; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods we use to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company’s 2013 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in the Quarterly Report is, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

2014 Second Quarter Highlights
For the 13 and 26-week periods ended August 2, 2014 and August 3, 2013
(unaudited)

	Second Quarter			Year-to-Date
(in CAD millions, except per share amounts)	2014	% Chg 2014 vs 2013	2013	2014	% Chg 2014 vs 2013	2013
Total revenue	$845.8	(11.9)%	$960.1	$1,617.5	(11.5)%	$1,827.2
Same store sales (%)[1]	(6.8)%		(2.5)%	(7.1)%		(2.5)%
Adjusted EBITDA[1]	(16.1)	(179.7)%	20.2	(74.2)	(813.5)%	10.4
Net (loss) earnings	(21.3)	(113.9)%	152.8	(96.5)	(179.4)%	121.6
Basic net (loss) earnings per share	(0.21)	(114.0)%	1.50	(0.95)	(179.8)%	1.19
(in CAD millions)	As at August 2, 2014	% Chg 2014 vs 2013	As at August 3, 2013	As at August 2, 2014	% Chg 2014 vs 2013	As at February 1, 2014
Cash and cash equivalents	$266.1	(16.6)%	$319.1	$266.1	(48.2)%	$513.8
Inventories	732.0	(20.0)%	915.3	732.0	(5.5)%	774.6
Total assets	2,116.3	(19.1)%	2,616.7	2,116.3	(11.5)%	2,392.3
Shareholders’ equity	976.1	(18.6)%	1,199.1	976.1	(9.1)%	1,073.8

1
Same store sales and Adjusted EBITDA are operating performance and non-IFRS measures, respectively. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA”.

Common Share Market Information
(Toronto Stock Exchange - Trading Symbol SCC)

	Second Quarter		Year-to-Date
	2014	2013	2014	2013
High	$16.45	$13.25	$17.12	$13.25
Low	$13.51	$8.96	$12.31	$8.85
Close	$14.02	$12.92	$14.02	$12.92
Average daily trading volume	15,501	146,327	17,895	90,326

•
Revenue was $845.8 million in Q2 2014, a decrease of 11.9% compared to Q2 2013. The decrease was primarily attributable to sales declines in Craftsman®, Air & Water Products, electronics, home décor, major appliances, women’s apparel and cosmetics, and included a decrease of $35.0 million attributable to the closure of full-line stores announced during Fiscal 2013 and $9.7 million related to certain joint arrangements sold during the fourth quarter of Fiscal 2013.

•	Same store sales for Q2 2014 decreased 6.8% compared to the same period last year.

•
Cost management resulted in selling, administrative and other expenses decreasing by $18.3 million in Q2 2014 compared to Q2 2013. Excluding transformation expenses and non-recurring items included in selling, administrative and other expenses in both periods, cost management resulted in operating expense reductions of $49.1 million in Q2 2014 compared to the same period last year.

•	The Company continued to make progress on its transformation, having executed the following initiatives in Q2 2014:

•
Continued to implement an inventory reduction program that has successfully decreased inventory by $183.3 million since Q2 2013, which included $35.3 million related to the closure of full-line stores;

•	Introduced a new line of Jessica® Intimates, including bras, panties, shapewear and sleepwear, that features fashion-forward designs in order to increase its appeal to a broader range of customers;

•
Extended the term of its senior secured revolving credit facility to May 28, 2019 and reduced the total credit limit from $800.0 million to $300.0 million (the “Amended Credit Facility”). The Amended Credit Facility

better reflects the Company’s current borrowing base, which has decreased due to lower inventory levels than those experienced prior to the Amended Credit Facility. The Amended Credit Facility is expected to reduce our ongoing financing costs by lowering the annual fees on the undrawn facility by over 70%;

•
On June 16, 2014, entered into a binding agreement with the Concord Pacific Group of Companies (“Concord”) to pursue the development of the 12-acre Sears site located at the North Hill Shopping Centre in Calgary, Alberta; and

•	Sold its 15% joint arrangement interest in the Les Rivières Shopping Centre for total proceeds of $33.5 million.

•
The Company’s gross margin rate was 33.3% in Q2 2014 compared to 37.4% in Q2 2013. The decrease in Q2 2014 was primarily due to reduced margins in home décor, home furnishings, major appliances, footwear, children’s wear and women’s intimates as a result of increased clearance and promotional activities. The decrease in Q2 2014 was also related to certain joint arrangements sold during the fourth quarter of Fiscal 2013.

•
Adjusted net (loss) earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q2 2014 was $(16.1) million compared to $20.2 million in Q2 2013, a decrease of $36.3 million. Adjusted EBITDA in Q2 2014 was impacted by the loss of rental income of $5.8 million from the sale of shopping centre joint arrangements with The Westcliff Group of Companies during the fourth quarter of Fiscal 2013, $4.7 million attributable to the closure of full-line stores announced during Fiscal 2013 and $4.1 million due to the discontinuation of the licensing arrangement with SHS Services Management Inc. (“SHS”), partially offset by $2.4 million in incremental foreign exchange gain compared to Q2 2013. Excluding the impact of these items, Adjusted EBITDA in Q2 2014 decreased by $24.1 million compared to the same period last year.

•
Basic net loss per common share was $0.21 for Q2 2014 compared to a basic net earnings per common share of $1.50 for the same period last year. Excluding transformation expenses and non-recurring items included in net loss, net loss per common share was $0.25 for Q2 2014 compared to a net earnings per common share of $0.13 for the same period last year.

•
The Company’s balance sheet continues to be strong with total cash and cash equivalents of $266.1 million and no cash drawings on the $300.0 million Amended Credit Facility as at August 2, 2014. Refer to Note 9 “Long-term obligations and finance costs” in the Q2 2014 financial statements for additional information.

1. Company Performance
a. Business Segments
Sears classifies its operations in two reportable business segments: merchandising and real estate joint arrangements.

Merchandising Operations
The Company’s merchandising segment includes the sale of goods and services through the Company’s Retail channels, which includes its Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to product repair. Commission revenue includes travel, home improvement services, insurance and performance payments received from JPMorgan Chase under the Company’s credit card marketing and servicing alliance with JPMorgan Chase. The Company has a multi-year licensing arrangement with TravelBrands Inc. (“TravelBrands”) (formerly known as Thomas Cook Canada Inc.), under which TravelBrands manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. The Company also entered in a multi-year licensing agreement with SHS, under which SHS oversaw the day-to-day operations of all Sears Home Installed Products and Services business (“HIPS”). On December 13, 2013, SHS announced it was in receivership, and all offers of services provided by SHS ceased. Refer to Note 17 “Financial instruments” in the Q2 2014 financial statements for additional information. Licensee fee revenues are comprised of payments received from licensees, including TravelBrands, that operate within the Company’s stores.

Real Estate Joint Arrangements
Sears has joint arrangement interests in two shopping centres in Canada and records these interests in the Company’s Q2 2014 financial statements. For recent developments with the Company’s joint arrangement interests, refer to Section 8 “Events After the Reporting Period”. Joint arrangement interests in the shopping centres range from 15% to 20%, and are co-owned with Ivanhoé Cambridge Properties (“Ivanhoé”). Sears is not involved in the day-to-day management of the shopping centres, but the major decisions regarding these joint arrangements require the unanimous consent of Ivanhoé and the Company.

The primary objective of the Company’s real estate joint arrangements is to maximize the returns on its investment in shopping centre real estate. Sears reviews the performance of these joint arrangements on a regular basis. Shopping centres are considered non-core assets.

b. Strategic Initiatives
The overarching goal of the Company is to maximize shareholder value by using three value levers as follows:

1.
Merchandising Value: Establishing a focus on the Sears value proposition that provides customers with a balance of quality, price, and service. The Company’s buying and marketing strategies are designed to deliver the value proposition consistently across all products, stores and formats.

2.
Operating Efficiency Value: Managing expenses prudently and identifying inefficiencies within the business. The Company has undertaken “right-sizing” and outsourcing initiatives and will modify business models when appropriate to ensure the size of the Company is aligned to the current volume of business.

3.
Network Optimization Value: Maximizing return on assets such as real estate and non-core businesses. The Company will evaluate opportunities to monetize non-core assets when the market value of those assets exceeds the retailing value, while seeking ways to optimize and unlock the value of the network.

In the second quarter of Fiscal 2014, the Company undertook or continued to progress on a number of strategic initiatives to continue trying to improve the financial and operational performance of the Company:

Merchandising Value

•
Continued to establish the Sears-exclusive Craftsman® name as a leader in outdoor power equipment with the launch of the first Quiet Power Technology lawn mower. The new Craftsman 22” 3-in-1 mower is 55% quieter than comparable Craftsman® mowers with the same power output;

•
Introduced a new line of Jessica® Intimates, including bras, panties, shapewear and sleepwear, that features improved product quality. The new line also features both versatility and fashion, with availability in various sizes and focuses on product fit, fabric and functionality. The new line includes fashion-forward designs in order to increase its appeal to a broader range of customers; and

•
Launched a golf getaway contest in conjunction with the timing of Father’s Day, to support sales of PGA TOUR® brand apparel, which is available exclusively in Canada at Sears. PGA TOUR® apparel has been available in Sears stores and through the Direct channel since 2013 and is one of the Company’s fastest growing brands.

Operating Efficiency Value

•
Extended the term of its senior secured revolving credit facility to May 28, 2019 and reduced the total credit limit from $800.0 million to $300.0 million. The Amended Credit Facility better reflects the Company’s current borrowing base, which has decreased due to lower inventory levels than those experienced prior to the Amended Credit Facility, and reduces financing costs by lowering the annual fees on the undrawn facility by over 70%. The Amended Credit Facility is held by a syndicate of lenders arranged and administered by Wells Fargo Capital Finance, part of Wells Fargo & Company; and

•
Continued to implement an inventory reduction program that has successfully decreased inventory by $183.3 million since Q2 2013, which included $35.3 million related to the closure of full-line stores. Sears continued to implement new operating procedures which ensured merchandise received at a store was moved directly to the selling floor, and better receipt planning, while maintaining an adequate supply of high-demand products.

Network Optimization Value

•
On June 16, 2014, entered into a binding agreement with Concord to pursue the development of the 12-acre Sears site located at the North Hill Shopping Centre in Calgary, Alberta. The arrangement contemplates the sale of a 50%

interest in the site for a value of approximately $15.0 million, subject to adjustments, and the retention of Concord, on customary terms, to manage most facets of the development. Following the transfer of the 50% interest, the parties would enter into a co-ownership joint arrangement. The vision of the redevelopment is an infill project consisting of residential high-rises, with a potential retail component. In 2013, Sears and Concord entered into a similar agreement regarding land adjacent to the Sears store at Metropolis at Metrotown in Burnaby, British Columbia. Closing under the agreement is conditional upon satisfaction of conditions such as site investigations and obtaining the approval from the City of Calgary for the project, which management expects to take some time (see Note 24 “North Hill and Burnaby agreements” in the Q2 2014 financial statements for additional information); and

•
On June 2, 2014, closed the transaction for the sale of its 15% joint arrangement interest in the Les Rivières Shopping Centre for total proceeds of $33.5 million, pursuant to an agreement entered into on May 16, 2014. The centre, located in Trois-Rivières, Québec, was a joint arrangement the Company held with affiliates of Ivanhoé. Sears will continue to operate its department store in the shopping centre, and Ivanhoé will continue to manage the property. This transaction will have no effect on associates employed at the store or on the operation of the store, and Sears will continue to serve the residents of Trois-Rivières as it has proudly done since since 1971.

c. Corporate Social Responsibility
The following is a summary of the results of the Company and its associates’ corporate social responsibility efforts during Q2 2014:

•
Commenced a new month-long ‘Round Up Your Bill’ fundraising campaign supported by Sears Canada Charitable Foundation in-stores in May. Sears stores provided a point-of-sale opportunity for shoppers to support national pediatric cancer initiatives such as the Sears Childhood Cancer Fellowship. Stores across the country also engaged in local fundraising activities to help support the national ‘Round Up Your Bill’ initiative;

•
Québec retail stores participated in an additional province-wide ‘Round Up Your Bill’ campaign in June to raise funds for Québec charity partner Opération Enfant Soleil. Opération Enfant Soleil is a major charity partner celebrating its 27th year in Québec. It is committed to raising funds for the development of high-quality pediatrics;

•
Sponsored the 19th annual Sears Canadian High School Design Competition which aims to promote the study and awareness of various design disciplines in schools across Canada. The winning students and their entries were unveiled and celebrated at a Reception at Toronto’s Design Exchange (DX) in June and the students participated in a ‘Mentorship Day’ at Sears Retail Support Centre, touring various design and buying departments, for a glimpse of how design manifests itself in the real world work environment. The winning entries will also be presented ‘on the road’ in satellite physical and virtual exhibitions at select Sears stores across Canada; and

•
Celebrated significant store anniversaries in three Sears stores: Burnaby (60th), Brantford and Sudbury (both 40th). Sears invited government dignitaries, former and current associates, and local media to attend a ceremony celebrating Sears longstanding commitment to customers in those communities, and presented each of the store’s local charitable partner (The Boys & Girls Club of Greater Vancouver, the Children’s Aid Society of Brantford and Better Beginnings Better Futures, respectively) with a $10,000 donation to assist with after-school programs. The three stores held public events over the Father’s Day weekend that included music, food and gift card giveaways for customers.

“Live Green” Initiatives
The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

1.	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

2.	Reduce the environmental impact of Sears Canada’s operations; and

3.	Nurture a culture of sustainability among the Company’s associates, customers and the communities in which the Company operates.

Sears Canada continued to focus on these three priorities by implementing or continuing the following initiatives during Q2 2014:

•	Sears Canada participated in the 2014 CN Tower Climb in support of the World Wildlife Fund Canada (“WWF”). 43 Sears associates participated in the event in support of WWF environmental programs; and

•
The Retail Support Centre Live Green Captain Network, which has approximately 70 ambassadors. This internal community network is vital in our efforts to promote sustainability initiatives by providing associates with leadership and communication skills, opportunities to meet colleagues outside of their business team, and a sense of pride in the Company.

d. Quarterly Performance
There is seasonal variability in the Company’s financial performance and in the products and services we offer. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase, referred to as commission revenue, will vary by quarter based upon consumer spending behaviour. Historically, the Company’s revenue and earnings are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of annual performance.

In addition, the Company offers seasonal goods and services. The Company sets inventory levels and promotional activity to be in accordance with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behaviour as a result of unseasonable weather patterns.

Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and comparable store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared under IFRS.

	Second Quarter		First Quarter		Fourth Quarter		Third Quarter
(in CAD millions, except per share amounts)	2014	2013	2014	2013	2013	2012	2013	2012
Total revenue	$845.8	$960.1	$771.7	$867.1	$1,182.3	$1,307.2	$982.3	$1,049.4
Net (loss) earnings	$(21.3)	$152.8	$(75.2)	$(31.2)	$373.7	$39.9	$(48.8)	$(21.9)
Basic net (loss) earnings per share	$(0.21)	$1.50	$(0.74)	$(0.31)	$3.67	$0.39	$(0.48)	$(0.22)
Diluted net (loss) earnings per share	$(0.21)	$1.50	$(0.74)	$(0.31)	$3.67	$0.39	$(0.48)	$(0.22)

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA
The Company’s consolidated financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.

Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. The same store sales metric excludes the Direct channel. Same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown Dealer, Outlet and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13 and 26-week periods ended August 2, 2014 and August 3, 2013. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction.

A reconciliation of the Company’s total merchandising revenue to same store sales is outlined in the following table:

	Second Quarter		Year-to-Date
(in CAD millions)	2014	2013	2014	2013
Total merchandising revenue	$844.4	$949.0	$1,614.4	$1,805.4
Non-comparable store sales	197.7	226.0	401.3	443.0
Same store sales	646.7	723.0	1,213.1	1,362.4
Percentage change in same store sales	(6.8)%	(2.5)%	(7.1)%	(2.5)%
Percentage change in same store sales by category
Apparel & Accessories	(2.9)%	4.1%	(1.5)%	4.3%
Home & Hardlines	(9.3)%	(6.6)%	(10.7)%	(6.7)%

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.

These measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA should not be considered in isolation or as an alternative to measures prepared in accordance with IFRS.

A reconciliation of the Company’s net (loss) earnings to Adjusted EBITDA is outlined in the following table:

	Second Quarter		Year-to-Date
(in CAD millions, except per share amounts)	2014	2013	2014	2013
Net (loss) earnings	$(21.3)	$152.8	$(96.5)	$121.6
Transformation expense[1]	7.9	—	15.5	1.5
Gain on lease terminations and lease amendments[2]	—	(185.7)	—	(185.7)
Gain on sale of interest in joint arrangements[3]	(20.5)	—	(20.5)	—
Goodwill impairment[4]	2.6	—	2.6	—
Other asset impairment[5]	15.7	—	15.7	—
Accelerated tenant inducement amortization[6]	—	(4.5)	—	(4.5)
Lease exit costs[7]	0.1	—	3.9	—
SHS warranty and other costs[8]	—	—	6.6	—
Gain on settlement of retirement benefits[9]	(11.4)	—	(10.6)	—
Depreciation and amortization expense	21.8	30.0	45.4	60.2
Finance costs	1.7	2.8	4.2	5.1
Interest income	(0.7)	(0.4)	(1.4)	(0.8)
Income tax (recovery) expense	(12.0)	25.2	(39.1)	13.0
Adjusted EBITDA[10]	(16.1)	20.2	(74.2)	10.4
Basic net (loss) earnings per share	$(0.21)	$1.50	$(0.95)	$1.19

1	Transformation expense during 2014 and 2013 relates primarily to severance costs incurred during the period.
2	Gain on lease terminations and lease amendments represents the pre-tax gain on the early vacating of properties described in Note 15 of the Company’s Q2 2014 financial statements.
3
Gain on sale of interest in joint arrangements represents the gain associated with selling the Company’s interest in certain properties co-owned with Ivanhoé Cambridge described in Note 16 of the Company’s Q2 2014 financial statements.

4	Goodwill impairment represents the charge related to the writeoff of goodwill related to the Corbeil cash generating unit described in Note 8 of the Company’s Q2 2014 financial statements.
5
Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment of certain cash generating units described in Note 7 of the Company’s Q2 2014 financial statements.

6	Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to the properties referred to in footnote 2 above.
7	Lease exit costs relate primarily to costs incurred to exit certain properties during 2014.
8
SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed, prior to SHS announcing it was in receivership described in Note 17 of the Company’s Q2 2014 financial statements.

9
Gain on settlement of retirement benefits represents the settlement of retirement benefits of eligible members covered under the non-pension retirement plan described in Note 12 of the Company’s Q2 2014 financial statements.

10
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

f. Consolidated Financial Results

	Second Quarter			Year-to-Date
(in CAD millions)	2014	% Chg 2014 vs 2013	2013	2014	% Chg 2014 vs 2013	2013
Revenue	$845.8	(11.9)%	$960.1	$1,617.5	(11.5)%	$1,827.2
Cost of goods and services sold	564.2	(6.2)%	601.3	1,082.7	(4.9)%	1,139.0
Selling, administrative and other expenses	345.8	(5.0)%	364.1	698.7	(4.9)%	735.0
Operating loss	(64.2)	(1,111.3)%	(5.3)	(163.9)	(250.2)%	(46.8)
Gain on lease terminations and lease amendments	—	(100.0)%	185.7	—	(100.0)%	185.7
Gain on sale of interest in joint arrangements	20.5	100.0%	—	20.5	100.0%	—
Gain on settlement of retirement benefits	11.4	100.0%	—	10.6	100.0%	—
Finance costs	1.7	(39.3)%	2.8	4.2	(17.6)%	5.1
Interest income	0.7	75.0%	0.4	1.4	75.0%	0.8
(Loss) earnings before income taxes	(33.3)	(118.7)%	178.0	(135.6)	(200.7)%	134.6
Income tax recovery (expense)	12.0	147.6%	(25.2)	39.1	400.8%	(13.0)
Net (loss) earnings	$(21.3)	(113.9)%	152.8	$(96.5)	(179.4)%	$121.6

Total revenue decreased by 11.9% to $845.8 million in Q2 2014 and decreased by 11.5% to $1,617.5 million in the first half of Fiscal 2014, as compared to the same periods in Fiscal 2013. Same store sales declined 6.8% in Q2 2014 and 7.1% in the first half of Fiscal 2014. The revenue in Q2 2014 and the first half of Fiscal 2014 relating to Home & Hardlines decreased by $58.2 million and $115.5 million, respectively, primarily due to sales volume declines in Craftsman®, Air & Water Products, electronics, floorcare, sewing, home décor, home furnishings and major appliances. The revenue in Q2 2014 relating to Apparel & Accessories decreased by $31.4 million compared to Q2 2013, primarily due to sales volume declines in children’s wear, women’s apparel, cosmetics, jewellery, footwear and women’s intimates. The revenue in the first half of Fiscal 2014 relating to Apparel and Accessories decreased $47.6 million, primarily due to sales volume declines in women’s apparel, cosmetics, jewellery and women’s intimates. Included in the total revenue decrease in Q2 2014 and the first half of Fiscal 2014 was the impact of the closure of full-line stores previously announced during Fiscal 2013, which negatively impacted revenue by $35.0 million and $58.7 million, respectively, as compared to the same periods in Fiscal 2013. Also included in the total revenue decrease in Q2 2014 and the first half of Fiscal 2014 was a decrease in Services and other revenue of $19.2 million and $28.6 million, respectively, as compared to the same periods in Fiscal 2013. This decrease was primarily related to certain joint arrangements sold in the fourth quarter of Fiscal 2013, as described in Note 11 “Joint arrangements” of the Consolidated Financial Statements for Fiscal 2013.

In Q2 2014, total revenue recognized from points redemption under the loyalty program was $11.1 million (Q2 2013: $8.4 million) and total revenue deferred related to points issuances in Q2 2014 was $11.2 million (Q2 2013: $9.0 million).

Total revenue recognized in Q2 2014 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) increased to $2.4 million (Q2 2013: $1.6 million) due to an overall increase in points issuance. The increase in total revenue deferred related to increased points issuance was primarily due to higher new account volumes compared to 2013 as well as a higher expected redemption rate.

In the first half of Fiscal 2014, total revenue recognized from points redemption under the loyalty program was $23.4 million (in the first half of Fiscal 2013: $16.4 million) and total revenue deferred related to points issuances was $23.1 million (in the first half of Fiscal 2013: $16.4 million). Total revenue recognized in the first half of Fiscal 2014 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) increased to $4.6 million (in the first half of Fiscal 2013: $2.8 million) due to an overall increase in points issuance. The increase in total revenue deferred related to increased points issuance was primarily due to a combination of the recently introduced points-based acquisition bonus and higher new account volumes compared to 2013.

Cost of goods and services sold was 6.2% lower in Q2 2014 and 4.9% lower in the first half of Fiscal 2014, as compared to the same periods in Fiscal 2013. The decrease was primarily attributable to lower sales volumes, which included the impact of the closure of full-line stores announced during Fiscal 2013.

The Company’s gross margin rate was 33.3% in Q2 2014 compared to 37.4% in Q2 2013. The gross margin rate in the first half of Fiscal 2014 was 33.1% compared to 37.7% for the same period in Fiscal 2013.The decrease in Q2 2014 and in the first half of Fiscal 2014 was primarily due to reduced margins in home décor, home furnishings, major appliances, footwear, children’s wear and women’s intimates, as a result of increased clearance or promotional activities.

Selling, administrative and other expenses, including depreciation and amortization expenses decreased by $18.3 million or 5.0% to $345.8 million in Q2 2014, compared to the same period in Fiscal 2013. Excluding transformation expenses of $7.9 million in Q2 2014 (Q2 2013: nil) and non-recurring items such as impairment and lease exit costs of $18.4 million (Q2 2013: nil) and accelerated tenant inducement amortization of nil (Q2 2013: $4.5 million), selling, administrative and other expenses declined by $49.1 million or 13.3% in Q2 2014 compared to Q2 2013. The decrease in expenses, excluding non-recurring items, was attributable to lower spending on advertising and payroll. Advertising expense decreased primarily due to reductions in flyers and catalogue circulations. Payroll expense decreased primarily due to a reduced number of associates, as a result of previously announced transformation actions.

Selling, administrative and other expenses, including depreciation and amortization expenses decreased by $36.3 million or 4.9% to $698.7 million in the first half of Fiscal 2014, compared to the same period in Fiscal 2013. Excluding transformation expenses of $15.5 million in the first half of Fiscal 2014 (in the first half of Fiscal 2013: $1.5 million) and non-recurring items such as impairment and lease exit costs of $22.2 million (in the first half of Fiscal 2013: nil), accelerated tenant inducement amortization of nil (in the first half of Fiscal 2013: $4.5 million) and SHS warranty and other costs of $6.6 million (in the first half of Fiscal 2013: nil), selling, administrative and other expenses declined by $83.6 million or 11.3% in the first half of Fiscal 2014 compared to the first half of Fiscal 2013. The decrease in expenses, excluding non-recurring items, was attributable to lower spending on advertising and payroll. Advertising expense decreased primarily due to reductions in flyers and catalogue circulations. Payroll expense decreased primarily due to a reduced number of associates, as a result of previously announced transformation actions.

Depreciation and amortization expense in Q2 2014 and in the first half of Fiscal 2014 decreased by $8.2 million and $14.8 million, respectively, as compared to the same periods in Fiscal 2013, primarily due to the disposal of assets relating the closure of full-line stores previously announced during Fiscal 2013, the disposal of assets related to certain joint arrangements sold during the fourth quarter of Fiscal 2013, the impairment of certain assets during the fourth quarter of Fiscal 2013, and the impairment of the assets of one of the Regina logistics centres during the third quarter of Fiscal 2013. The Company regularly monitors the business for indicators of impairment, and assesses the potential impact to the carrying value of our assets on a quarterly basis, as described in Note 7 “Property, plant and equipment” and Note 8 “Goodwill” of the Q2 2014 financial statements.

Finance costs in Q2 2014 and in the first half of Fiscal 2014 decreased by $1.1 million and $0.9 million, respectively, as compared to the same periods in Fiscal 2013, primarily related to the sale of certain joint arrangements in the fourth quarter of Fiscal 2013.

Interest income in Q2 2014 and in the first half of Fiscal 2014 was comparable to the same periods in Fiscal 2013.

Income tax recovery in Q2 2014 increased to $12.0 million compared to an income tax expense of $25.2 million in Q2 2013, and income tax recovery increased to $39.1 million in the first half of Fiscal 2014 compared to an income tax expense of $13.0 million in the first half of Fiscal 2013 due to higher losses in Q2 2014 and in the first half of Fiscal 2014, respectively.

Adjusted EBITDA in Q2 2014 was $(16.1) million compared to $20.2 million in Q2 2013, a decrease of $36.3 million. Adjusted EBITDA in the first half of Fiscal 2014 was $(74.2) million compared to $10.4 million in the same period last year, a decrease of $84.6 million. Adjusted EBITDA in Q2 2014 was impacted by the loss of rental income of $5.8 million from the sale of shopping centre joint arrangements with The Westcliff Group of Companies during the fourth quarter of Fiscal 2013, $4.7 million related to the closure of full-line stores previously announced during Fiscal 2013, and $4.1 million due to the discontinuation of the licensing arrangement with SHS, partially offset by $2.4 million in incremental foreign exchange gain compared to in Q2 2013. Adjusted EBITDA in the first half of Fiscal 2014 was impacted by $12.4 million related to the closure of full-line stores previously announced during Fiscal 2013, the loss of rental income of $10.6 million from the sale of shopping centre joint arrangements with The Westcliff Group of Companies during the fourth quarter of Fiscal 2013, and $3.4 million due to the discontinuation of the licensing arrangement with SHS, partially offset by $3.2 million in incremental foreign exchange gain compared to in the first half of Fiscal 2013. Excluding the impact of these items, Adjusted EBITDA would have been $(3.9) million and $(51.0) million in Q2 2014 and in the first half of Fiscal 2014, respectively.

2. Segment Performance
As at the dates noted below, the Company’s locations were distributed across the country as follows:

						As at August 2, 2014	As at February 1, 2014	As at August 3, 2013
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-line department stores	12	27	40	20	14	113	118	118
Sears Home stores	2	12	19	10	5	48	48	48
Outlet stores	1	1	6	1	2	11	11	11
Specialty type: Appliances and Mattresses stores	—	—	3	1	—	4	4	4
Corporate stores	15	40	68	32	21	176	181	181
Hometown Dealer stores	47	23	48	62	42	222	234	246
Sears Home Services Showrooms	—	2	3	1	2	8	8	9
Corbeil Franchise stores	—	13	2	—	—	15	16	16
Corbeil Corporate stores	—	13	6	—	—	19	18	18
Corbeil	—	26	8	—	—	34	34	34
National Logistics Centres[1]	—	1	2	2	1	6	6	6
Travel offices	7	22	37	16	14	96	97	101
Catalogue merchandise pick-up locations	197	321	392	348	135	1,393	1,446	1,479

1
Sears operates six logistics centres strategically located across the country. The logistics centres are comprised of seven owned and three leased warehouse facilities which serve all channels of the business.

Results of Merchandising Operations

	Second Quarter			Year-to-Date
(in CAD millions)	2014	% Chg 2014 vs 2013	2013	2014	% Chg 2014 vs 2013	2013
Total Revenue	$844.4	(11.0)%	$949.0	$1,614.4	(10.6)%	$1,805.4
Cost of goods and services sold, operating, administrative and selling expenses[1]	861.2	(7.9)%	935.3	1,690.2	(6.5)%	1,807.2
Adjusted EBITDA	$(16.8)	(222.6)%	$13.7	$(75.8)	nm	$(1.8)
“nm” means “not meaningful”

1	Excludes depreciation and amortization, transformation expenses and non-recurring items.

Comparative Analysis - Revenue for the Company’s merchandise operations decreased by 11.0% in Q2 2014 and 10.6% in the first half of Fiscal 2014, as compared to the same period in Fiscal 2013. Adjusted EBITDA decreased to $(16.8) million in Q2 2014 and $(75.8) million in the first half of Fiscal 2014, as compared to $13.7 million and $(1.8) million for the same periods in Fiscal 2013. Refer to Section 1f “Consolidated Financial Results” for additional information.

Results from Real Estate Joint Arrangements

	Second Quarter			Year-to-Date
(in CAD millions)	2014	% Chg 2014 vs 2013	2013	2014	% Chg 2014 vs 2013	2013
Total Revenue	$1.4	(87.4)%	$11.1	$3.1	(85.8)%	$21.8
Cost of goods and services sold, operating, administrative and selling expenses[1]	0.7	(84.8)%	4.6	1.5	(84.4)%	9.6
Adjusted EBITDA	$0.7	(89.2)%	$6.5	$1.6	(86.9)%	$12.2

1	Excludes depreciation and amortization, transformation expenses and non-recurring items.

Comparative Analysis - Revenue for the Company’s real estate joint arrangements in Q2 2014 and in the first half of Fiscal 2014 decreased by 87.4% and 85.8%, respectively, as compared to the same periods in Fiscal 2013, primarily related to certain joint arrangements sold during the fourth quarter of Fiscal 2013. Adjusted EBITDA decreased to $0.7 million in Q2 2014 and $1.6 million in the first half of Fiscal 2014, as compared to $6.5 million and $12.2 million for the same periods in Fiscal 2013.

3. Consolidated Financial Position, Liquidity and Capital Resources
Current assets as at August 2, 2014 were $1,162.3 million, which was $254.5 million lower than as at February 1, 2014. The decrease was primarily due to a $247.7 million decrease in cash and cash equivalents, and a $42.6 million decrease in inventories due to clearance activities and reduced receipts in the first half of Fiscal 2014. This decrease was partially offset by a $19.8 million increase in income taxes recoverable primarily due to the utilization of loss carrybacks in certain subsidiaries of the Company, and a $16.1 million increase to assets classified as held for sale due to the Kildonan Place Shopping Centre (“Kildonan”) announcement as described in Section 8 “Events After the Reporting Period”, compared to February 1, 2014.

Current liabilities as at August 2, 2014 were $702.2 million, which was $147.6 million lower than as at February 1, 2014, primarily due to decreases in income taxes payable and other taxes payable of $81.4 million from tax payments made in the first half of 2014 for taxable income earned in the fourth quarter of Fiscal 2013. Current liabilities were also lower compared to February 1, 2014, due to a $27.1 million decrease in provisions from severance payments related to previously announced transformation actions, a $20.8 million decrease in deferred revenue primarily related to a reduction in goods ordered but not yet delivered and reduced sales of gift cards and extended warranty service contracts and a $15.2 million decrease in accounts payable and accrued liabilities due to expense reductions and the timing and reduction of inventory receipts during the first half of Fiscal 2014.

Inventories were $732.0 million as at August 2, 2014 compared to $774.6 million as at February 1, 2014. The $42.6 million decrease in the inventory balance was primarily due to clearance activities and reduced receipts in the period.

Total cash and cash equivalents was $266.1 million as at August 2, 2014 compared to $513.8 million as at February 1, 2014. The decrease of $247.7 million was primarily due to cash used for operating activities.

Total assets and liabilities as at the end of Q2 2014, Fiscal 2013, and Q2 2013 were as follows:

(in CAD millions, at period end)	As at August 2, 2014	As at February 1, 2014	As at August 3, 2013
Total assets	$2,116.3	$2,392.3	$2,616.7
Total liabilities	1,140.2	1,318.5	1,417.6

Total assets as at August 2, 2014 decreased by $276.0 million to $2,116.3 million compared to $2,392.3 million at the end of Fiscal 2013, primarily due to lower cash and cash equivalents and inventories, and depreciation and amortization of property, plant and equipment and intangible assets, partially offset by increases in income taxes recoverable and deferred tax assets.

Total liabilities as at August 2, 2014 decreased by $178.3 million to $1,140.2 million compared to $1,318.5 million at the end of Fiscal 2013, primarily due to decreases in deferred revenue, provisions, income and other taxes payable, and retirement benefit liability.

Cash flow (used for) generated from operating activities
Cash flow used for operating activities increased by $56.5 million in Q2 2014 to $24.7 million compared to cash flow generated from operating activities of $31.8 million in Q2 2013. The Company’s primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The increase in cash used for operating activities was primarily attributable to a higher net loss, and a decrease in accounts payable and accrued liabilities due to payments for merchandise inventories and expenses, partially offset by a decrease in inventories.

Cash flow generated from investing activities
Cash flow generated from investing activities was $23.7 million in Q2 2014 compared to cash flow generated from investing activities of $180.2 million in Q2 2013. The $156.5 million decrease in cash generated from investing activities was primarily due to proceeds received from lease terminations and lease amendments of $190.5 million in Q2 2013.

Cash flow used for financing activities
Cash flow used for financing activities of $3.0 million in Q2 2014 was comparable to Q2 2013 and included $1.0 million for transaction fees associated with the Amended Credit Facility.

Contractual Obligations
Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$423.5	$423.5	$423.5	$—	$—	$—
Finance lease obligations including payments due within one year [1]	30.2	39.2	6.3	10.8	10.1	12.0
Operating lease obligations [2]	n/a	469.1	99.4	154.6	106.6	108.5
Royalties [2]	n/a	3.0	0.3	1.4	1.3	—
Purchase agreements [2,4]	n/a	14.3	8.3	6.0	—	—
Retirement benefit plans obligations [3]	267.5	87.9	12.1	40.5	32.4	2.9
	$721.2	$1,037.0	$549.9	$213.3	$150.4	$123.4

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Amended Credit Facility as at August 2, 2014.

2	Operating lease obligations, royalties and some purchase agreements are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3	Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014.
4	Certain vendors require minimum purchase commitment levels over the term of the contract.

Retirement Benefit Plans
At the end of Q2 2014, the Company’s retirement benefit plan obligations decreased by $18.5 million to $267.5 million compared to the end of Fiscal 2013.

In the fourth quarter of Fiscal 2013, the Company amended the early retirement provision of its pension plan to eliminate a benefit for associates who voluntarily resign prior to age of retirement, effective January 1, 2015. In addition, the Company amended its pension plan for improvements that increase portability of associates’ benefits, effective March 1, 2014, and implemented fixed indexing at 0.5% per annum for eligible retirees, effective January 1, 2014. The Company also froze the benefits offered under the non-pension retirement plan to benefit levels as at January 1, 2015. In the fourth quarter of Fiscal 2013, the Company recorded a pre-tax gain on amendments to retirement benefits of $42.5 million ($42.8 million net of $0.3 million of expenses). Refer to Note 20 “Retirement benefit plans” of the Consolidated Financial Statements for Fiscal 2013 for more details.

During the first half of Fiscal 2014, the Company offered lump sum settlements to those terminated associates who previously elected to defer the payment of the defined benefit pension until retirement. The Company expects to settle accepted offers by the end of October 2014. In addition, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension retirement plan. The Company incurred expenses of $0.8 million related to these offers, during the first half of Fiscal 2014. These expenses were included in “Selling, administrative and other expenses” for the 13-week period ended May 3, 2014. The Company paid $13.8 million to settle acceptances from the non-pension retirement plan offer and recorded a gain of $10.6 million ($11.4 million settlement gain less fees of $0.8 million) during the first half of Fiscal 2014 related to these offers. To determine the settlement gain, the non-pension retirement plan was remeasured as at the date of settlement, which also resulted in a $2.0 million adjustment to “Other comprehensive income (loss), net of taxes” (“OCI”).

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2013, and was filed on June 30, 2014. An actuarial valuation of the health and welfare trust is performed at least every three years, with the last valuation completed as of January 31, 2014.

The Company’s target asset allocation for the registered and non-registered pension plans is 55-75% fixed income and 25-45% equity. For the assets in the health and welfare trust, included in the non-pension retirement plan, the Company’s target asset allocation is 100% fixed income. As at the end of Fiscal 2013, the assets were in line with the target allocation range. The asset allocation may change from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

The plan’s target allocation is determined by taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations and existing cash on hand. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and, if necessary, availability under the Company’s credit facility as described below. The Company’s cost of funding is affected by general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

The Company’s debt consists of a secured credit facility and finance lease obligations and the Company’s share of its real estate joint arrangement obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015.
On May 28, 2014, the Company announced that it had extended the term of the Credit Facility to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables. The Company incurred additional transaction costs of $1.0 million in the 13 and 26-week period ended August 2, 2014 (August 3, 2013: nil) related to the Amended Credit Facility. The Company’s annual commitment fees on the unused portion of the Amended Credit Facility (included in “Finance costs”), are expected to decrease to $1.1 million per year, compared to the $4.0 million fees payable previously, a savings of over 70%.

Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $268.3 million as at August 2, 2014 (February 1, 2014: $374.0 million, August 3, 2013: $550.9 million). The borrowing base formula may be reduced by reserves currently estimated by the Company to be approximately $133.1 million, which may be applied by the lenders at their discretion pursuant to the Amended Credit Facility agreement. In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at August 2, 2014, three properties in Ontario have been registered under the Amended Credit Facility. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the amount of real estate assets pledged as additional collateral.

The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at August 2, 2014.

The proceeds of $590.5 million received by the Company in Fiscal 2013 for the lease terminations and lease amendments were used towards the distribution of an extraordinary cash dividend of $509.4 million in the fourth quarter of 2013. The remaining proceeds in addition to the $348.9 million of proceeds received by the Company for the sale of its interest in certain joint arrangements in the fourth quarter of 2013 and Q2 2014 will be used for general corporate purposes, the settlement of retirement benefits, upgrades to the IT infrastructure and other capital expenditures. The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand, including stock purchases and dividends.

As at August 2, 2014, the Company had no borrowings on the Amended Credit Facility and had unamortized transaction costs associated with the Amended Credit Facility of $4.6 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (February 1, 2014: no borrowings and unamortized transaction costs of $4.4 million included in “Other long-term assets”, August 3, 2013: no borrowings and unamortized transaction costs of $5.4 million included in “Other long-term assets”). In addition, the Company had $31.7 million (February 1, 2014: $24.0 million, August 3, 2013: $24.2 million) of standby letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.

As at August 2, 2014, the Company had outstanding merchandise letters of credit of U.S. $4.8 million (February 1, 2014: U.S. $9.0 million, August 3, 2013: U.S. $9.1 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.

The Company has entered into a mortgage on land that it owns in Burnaby, British Columbia. In accordance with the Burnaby development project with Concord, the land has been allocated as security for future borrowings (see Note 24 “North Hill and Burnaby agreements” of the Q2 2014 financial statements for additional information on the mortgage).

4. Financial Instruments
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk. See Note 17 “Financial instruments” in the Q2 2014 financial statements for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.

Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $345.6 million as at August 2, 2014 (February 1, 2014: $605.8 million, August 3, 2013: $399.3 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. As at August 2, 2014, one party represented 14.7% of the Company’s accounts receivable (February 1, 2014: one party represented 11.3% of the Company’s accounts receivable, August 3, 2013: two parties represented 29.0% of the Company’s accounts receivable).

Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to seek to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

Periodically, the Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at August 2, 2014, there were forward contracts outstanding with a notional value of U.S. $205.0 million (February 1, 2014: U.S. $90.0 million, August 3, 2013: U.S. $165.0 million) and a fair value of $3.8 million included in “Derivative financial assets” (February 1, 2014: $7.2 million, August 3, 2013: $1.5 million) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to February 2015. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement (“IAS 39”). These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods and services, including goods purchased for resale (“hedged item”). As at August 2, 2014, the designated portion of these hedges was considered by the Company to be effective.

During the 13 and 26-week period ended August 2, 2014, the Company recorded a gain of $0.2 million and a gain of $0.1 million (2013: loss of $2.3 million and a loss of $3.1 million), respectively, in “Selling, administrative and other expenses”, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.

The Q2 2014 period end exchange rate was 0.9152 U.S. dollars to one Canadian dollar. A 10% appreciation or depreciation of the U.S. and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net (loss) earnings of $0.1 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.

Interest rate risk
Periodically, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at August 2, 2014, the Company had no interest rate swap contracts in place (February 1, 2014: nil, August 3, 2013: nil).

Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Cash and cash equivalents and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at August 2, 2014 was a net asset of $267.4 million (February 1, 2014: net asset of $515.1 million, August 3, 2013: net asset of $320.4 million). An increase or decrease in interest rates of 25 basis points would cause an immaterial after-tax impact on net (loss) earnings for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets as at August 2, 2014.

5. Funding Costs
The funding costs for the Company in Q2 2014 and Q2 2013 are outlined in the table below:

	Second Quarter		Year-to-Date
(in CAD millions)	2014	2013	2014	2013
Interest costs
Total long-term obligations at end of period[1]	$30.2	$55.2	$30.2	$55.2
Average long-term obligations for period[2]	30.9	56.1	32.6	57.2
Long-term funding costs[3]	0.6	1.0	1.2	2.0
Average rate of long-term funding	7.8%	7.1%	7.4%	7.0%

1	Includes current portion of long-term obligations.
2	The average long-term obligations is calculated as an average of the opening and ending balances as at each reporting date throughout the period.
3	Excludes standby fee on the unused portion of the Amended Credit Facility, amortization of debt issuance costs, interest accrued related to uncertain tax positions and sales tax assessments.

See Section 3 “Consolidated Financial Position, Liquidity and Capital Resources” for a description of the Company’s funding sources.

6. Related Party Transactions
As at September 2, 2014, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, was the beneficial holder of 28,158,368 or 27.6%, of the common shares of the Company. Sears Holdings was the beneficial holder of 51,962,391 common shares, representing approximately 51.0% of the Company’s total outstanding common shares.

In the ordinary course of business, the Company and Sears Holdings periodically share selected services, associates, and tangible and intangible assets. Transactions between the Company and Sears Holdings are recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. See Section 6 “Related Party Transactions” of the 2013 Annual Report and Note 31 “Related party transactions” in the 2013 Annual Consolidated Financial Statements for further information about these transactions.

7. Shareholders’ Equity
As at September 2, 2014, the total number of common shares issued and outstanding of the Company were 101,877,662 (February 1, 2014: 101,877,662, August 3, 2013: 101,877,662).

8. Events After the Reporting Period
On August 6, 2014, the Company announced that it had entered into an agreement for the sale of its 20% joint arrangement interest in Kildonan that it owns with Ivanhoé for pre-tax consideration of $27.7 million. The purchaser, H&R Real Estate Investment Trust, is also purchasing the remaining 80% ownership interest from Ivanhoé. The joint arrangement interest had a net carrying value of approximately $15.6 million as at August 2, 2014. The agreement is subject to customary closing conditions including representations and warranties given on signing of the agreement continuing to be true on closing. The transaction is expected to close on September 17, 2014, and the ultimate amount of gain to be recognized will be determined during the third quarter of Fiscal 2014. Following the sale, the Company will continue to operate its store in the shopping centre.

On August 26, 2014, Ivanhoé announced that it had entered into an agreement for the sale of a number of its properties, including its 85% joint arrangement interest in Les Galeries de Hull (“Hull”) that it owns with the Company. The Company may choose to sell its 15% joint arrangement interest in Hull to the same buyer or may choose to retain its interest in Hull.

9. Accounting Policies and Estimates
a. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the International Accounting Standards Board (“IASB”) that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.

In May 2014, the IASB issued new standards as follows:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

In May 2014, the IASB issued amendments to a previously released standard as follows:
IFRS 11, Joint Arrangements (“IFRS 11”)
The IASB has amended IFRS 11 to require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The amendments will be effective for annual periods beginning on or after January 1, 2016, with earlier adoption permitted. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.

On December 16, 2011, the IASB issued amendments to a previously released standard as follows:
IFRS 9, Financial Instruments (“IFRS 9”)
This standard will ultimately replace IAS 39 in phases. The first phase of IFRS 9 was issued on November 12, 2009 and addresses the classification and measurement of financial assets. The second phase of IFRS 9 was issued on October 28, 2010 incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. In November 2013, the IASB withdrew the mandatory effective date of IFRS 9. The Company will evaluate the overall impact on the Company’s consolidated financial statements when the final standard, including all phases, is issued.

b. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 2 “Significant accounting policies” and Note 4 “Critical accounting judgments and key sources of estimation uncertainty” of the 2013 Annual Consolidated Financial Statements and are consistent with those used in the preparation of these Financial Statements.

10. Disclosure Controls and Procedures
Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and Annual Information Form is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.

Management of the Company, including the CEO and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the period ended August 2, 2014.

Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management of the Company, including the CEO and CFO, has caused to be evaluated the internal control over financial reporting and has concluded, based on that evaluation, that the Company’s internal control over financial reporting was effective as at August 2, 2014. Additionally, Management of the Company evaluated whether there were changes in the internal control over financial reporting during Q2 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no material changes occurred during this period.

Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

11. Risks and Uncertainties
Please also see Section 11 “Risks and Uncertainties” of the Company’s 2013 Annual Report for a detailed description of the risks and uncertainties faced by the Company.

On May 14, 2014, the Company acknowledged the press release issued by Sears Holdings announcing its intention to explore strategic alternatives, including the potential divestiture of its 51% interest in Sears Canada and/or the sale of Sears Canada as a whole. The Company’s board of directors and management agreed to cooperate with Sears Holdings in its efforts relating to the consideration of strategic alternatives and/or potential divestiture.

The Company’s right to use the “Sears” name, including, as part of the Company’s corporate and commercial name, and certain other brand names was granted to the Company pursuant to a license agreement with Sears Holdings. In the event Sears Holdings’ ownership interest is reduced to less than 25%, the license agreement would remain in effect for a period of three years after such reduction in ownership, after which the Company would no longer be permitted to use the “Sears” name and certain other brand names. Losing the Company’s right to use these intellectual properties could significantly diminish the Company’s competitiveness and could materially harm its business. If the license agreement is terminated, the Company may attempt to renegotiate the license agreement although the terms of any renegotiated agreement may be less favorable to the Company.